Exhibit 11.1

Consent of Independent Registered Public Accounting Firm

We consent to the use, in the Offering Statement on Form 1-A POS of Revival AI Inc. (formerly Revival AI LLC), of our report dated July 8, 2021 on our audit of the balance sheets of Revival AI LLC as of December 31, 2020, and the related statements of operations, changes in owners’ equity and cash flows for the year ended December 31, 2020, and the related notes to the financial statements as well as our report dated December 10, 2020 on our audit of the balance sheets of Revival AI LLC as of December 31, 2018 and 2019 and June 30, 2020, and the related statements of operations, changes in owners’ equity and cash flows for the years ended December 31, 2018 and 2019 and for 6 months ended June 30, 2020, and the related notes to the financial statements.

/s/ George Dimov

George Dimov CPA
July 18, 2021